Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and nine months ended September 30, 2019 and 2018

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	September 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$114,459	$46,819
Accounts receivable, net (note 4)	197,993	245,728
Fuel and natural gas in storage	36,406	43,063
Supplies and consumables inventory	58,814	52,537
Regulatory assets (note 5)	40,963	59,037
Prepaid expenses	29,311	27,283
Derivative instruments (note 20)	10,673	9,616
Other assets and long-term investments	7,910	3,561
	496,529	487,644
Property, plant and equipment, net	6,889,963	6,393,558
Intangible assets, net	47,757	54,994
Goodwill	955,230	954,282
Regulatory assets (note 5)	415,498	391,437
Long-term investments (note 6)
Investments carried at fair value	1,161,229	814,530
Other long-term investments	214,540	134,371
Restricted cash (note 3(a))	274,606	18,954
Derivative instruments (note 20)	72,875	53,192
Deferred income taxes	62,305	72,415
Other assets	28,358	13,591
	$10,618,890	$9,388,968

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	September 30, 2019	December 31, 2018
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$76,074	$89,740
Accrued liabilities	226,119	235,586
Dividends payable	70,027	62,613
Regulatory liabilities (note 5)	38,575	39,005
Long-term debt (note 7)	210,565	13,048
Other long-term liabilities (note 9)	45,293	42,337
Derivative instruments (note 20)	6,359	14,339
Other liabilities	5,353	2,313
	678,365	498,981
Long-term debt (note 7)	4,065,649	3,323,747
Regulatory liabilities (note 5)	552,095	539,587
Deferred income taxes	473,807	444,145
Derivative instruments (note 20)	85,243	88,503
Pension and other post-employment benefits obligation	191,809	191,915
Other long-term liabilities (note 9)	268,358	263,582
	5,636,961	4,851,479
Redeemable non-controlling interests
Redeemable non-controlling interests, held by related party (note 13)	313,863	307,622
Redeemable non-controlling interests	25,388	33,364
Equity:
Preferred shares (note 10(b))	184,299	184,299
Common shares (note 10(a))	3,655,257	3,562,418
Additional paid-in-capital	47,056	45,553
Deficit	(462,867)	(595,259)
Accumulated other comprehensive loss (note 11)	(12,992)	(19,385)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	3,410,753	3,177,626
Non-controlling interests
Non-controlling interests	475,834	519,896
Non-controlling interests, held by related party (note 13)	77,726	—
	553,560	519,896
Total equity	3,964,313	3,697,522
Commitments and contingencies (note 18)
Subsequent events (notes 3 and 10)
	$10,618,890	$9,388,968
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Revenue
Regulated electricity distribution	$221,396	$225,520	$602,452	$637,988
Regulated gas distribution	47,588	46,330	296,184	303,104
Regulated water reclamation and distribution	39,004	36,945	98,487	98,059
Non-regulated energy sales	52,706	52,189	175,940	173,077
Other revenue	4,872	5,261	13,306	14,374
	365,566	366,245	1,186,369	1,226,602
Expenses
Operating expenses	116,248	118,805	356,548	360,189
Regulated electricity purchased	68,281	67,742	188,223	201,768
Regulated gas purchased	10,670	9,922	111,564	123,994
Regulated water purchased	2,719	2,388	5,958	6,718
Non-regulated energy purchased	3,531	7,247	13,110	20,701
Administrative expenses	14,929	11,542	41,571	37,689
Depreciation and amortization	65,782	63,495	206,642	196,925
Loss (gain) on foreign exchange	(859)	274	75	(797)
	281,301	281,415	923,691	947,187
Operating income	84,265	84,830	262,678	279,415
Interest expense	45,668	37,905	134,129	111,834
Change in value of investments carried at fair value (note 6)	(64,394)	(10,022)	(179,970)	91,949
Dividend, interest, equity and other income (note 6)	(25,661)	(11,428)	(90,219)	(32,981)
Pension and other post-employment non-service costs (note 8)	4,994	1,263	10,034	1,591
Other losses	2,897	2,006	8,875	392
Acquisition-related costs, net (note 3)	2,786	925	5,175	9,569
Loss (gain) on derivative financial instruments (note 20(b)(iv))	(15,379)	748	(15,592)	920
	(49,089)	21,397	(127,568)	183,274
Earnings before income taxes	133,354	63,433	390,246	96,141
Income tax expense (note 15)
Current	5,041	3,218	14,990	8,602
Deferred	16,927	7,516	42,614	42,014
	21,968	10,734	57,604	50,616
Net earnings	111,386	52,699	332,642	45,525
Net effect of non-controlling interests (note 14)
Net effect of non-controlling interests	11,377	5,231	47,066	95,465
Net effect of non-controlling interests held by related party	(7,009)	—	(20,923)	—
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$115,754	$57,930	$358,785	$140,990
Series A and D Preferred shares dividend (note 12)	2,137	1,989	6,352	6,059
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$113,617	$55,941	$352,433	$134,931
Basic net earnings per share (note 16)	$0.23	$0.12	$0.71	$0.30
Diluted net earnings per share (note 16)	$0.23	$0.12	$0.71	$0.29
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Net earnings	$111,386	$52,699	$332,642	$45,525
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax recovery of $493 and $606 (2018 - $2,668 and $3,546), respectively (notes 20(b)(iii) and 20(b)(iv))	(11,910)	8,962	45	(3,854)
Change in fair value of cash flow hedges, net of tax recovery of $2,198 and tax expense of $2,902 (2018 - tax expense of $734 and $1,040), respectively (note 20(b)(ii))	(5,775)	2,011	7,855	2,814
Change in pension and other post-employment benefits, net of tax recovery of $132 and $82 (2018 - $71 and $127), respectively (note 8)	(185)	(76)	(230)	(358)
Other comprehensive income (loss), net of tax	(17,870)	10,897	7,670	(1,398)
Comprehensive income	93,516	63,596	340,312	44,127
Comprehensive loss attributable to the non-controlling interests	(5,610)	(5,553)	(24,680)	(95,800)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$99,126	$69,149	$364,992	$139,927
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Equity

(thousands of U.S. dollars) For the three months ended September 30, 2019

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, June 30, 2019	$3,614,020	$184,299	$45,414	$(499,344)	$3,636	$569,145	$3,917,170
Net earnings (loss)	—	—	—	115,754	—	(4,368)	111,386
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(4,744)	(4,744)
Other comprehensive loss	—	—	—	—	(16,628)	(1,242)	(17,870)
Dividends declared and distributions to non-controlling interests	—	—	—	(54,530)	—	(5,231)	(59,761)
Dividends and issuance of shares under dividend reinvestment plan	18,000	—	—	(18,000)	—	—	—
Common shares issued pursuant to public offering, net of costs (note 10(a))	15,609	—	—	—	—	—	15,609
Common shares issued pursuant to share-based awards (note 10(c))	7,628	—	(1,414)	(6,747)	—	—	(533)
Share-based compensation (note 10(c))	—	—	3,056	—	—	—	3,056
Balance, September 30, 2019	$3,655,257	$184,299	$47,056	$(462,867)	$(12,992)	$553,560	$3,964,313

(thousands of U.S. dollars) For the three months ended September 30, 2018

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, June 30, 2018	$3,397,106	$184,299	$41,148	$(566,758)	$(5,116)	$526,882	$3,577,561
Net earnings (loss)	—	—	—	57,930	—	(5,231)	52,699
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	1,681	1,681
Other comprehensive income (loss)	—	—	—	—	11,219	(322)	10,897
Dividends declared and distributions to non-controlling interests	—	—	—	(48,152)	—	(1,945)	(50,097)
Dividends and issuance of shares under dividend reinvestment plan	14,857	—	—	(14,857)	—	—	—
Common shares issued upon conversion of convertible debentures	128	—	—	—	—	—	128
Common shares issued pursuant to share-based awards	175	—	—	—	—	—	175
Share-based compensation	—	—	2,474	—	—	—	2,474
Balance, September 30, 2018	$3,412,266	$184,299	$43,622	$(571,837)	$6,103	$521,065	$3,595,518

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Equity

(thousands of U.S. dollars) For the nine months ended September 30, 2019

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2018	$3,562,418	$184,299	$45,553	$(595,259)	$(19,385)	$519,896	$3,697,522
Adoption of ASU 2017-12 on hedging (note 2(a))	—	—	—	(186)	186	—	—
Net earnings (loss)	—	—	—	358,785	—	(26,143)	332,642
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(14,011)	(14,011)
Other comprehensive income	—	—	—	—	6,207	1,463	7,670
Contributions received from non-controlling interests, net of costs	—	—	—	—	—	100,318	100,318
Dividends declared and distributions to non-controlling interests	—	—	—	(158,447)	—	(27,963)	(186,410)
Dividends and issuance of shares under dividend reinvestment plan	51,447	—	—	(51,447)	—	—	—
Common shares issued pursuant to public offering, net of costs (note 10(a))	20,702	—	—	—	—	—	20,702
Common shares issued upon conversion of convertible debentures	90	—	—	—	—	—	90
Common shares issued pursuant to share-based awards (note 10(c))	20,600	—	(7,861)	(16,313)	—	—	(3,574)
Share-based compensation (note 10(c))	—	—	9,364	—	—	—	9,364
Balance, September 30, 2019	$3,655,257	$184,299	$47,056	$(462,867)	$(12,992)	$553,560	$3,964,313

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the nine months ended September 30, 2018

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2017	$3,021,699	$184,299	$38,569	$(524,311)	$(2,792)	$602,636	$3,320,100
Adoption of Topic 606 on revenue	—	—	—	1,860	—	—	1,860
Adoption of ASU 2018-02 on tax effects in AOCI	—	—	—	(9,958)	9,958	—	—
Net earnings (loss)	—	—	—	140,990	—	(95,465)	45,525
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	6,696	6,696
Other comprehensive loss	—	—	—	—	(1,063)	(335)	(1,398)
Dividends declared and distributions to non-controlling interests	—	—	—	(138,849)	—	(6,323)	(145,172)
Dividends and issuance of shares under dividend reinvestment plan	39,589	—	—	(39,589)	—	—	—
Common shares issued pursuant to public offering, net of costs	345,723	—	—	—	—	—	345,723
Common shares issued upon conversion of convertible debentures	430	—	—	—	—	—	430
Common shares issued pursuant to share-based awards	4,825	—	(2,671)	(1,980)	—	—	174
Share-based compensation	—	—	7,724	—	—	—	7,724
Contributions received from non-controlling interests, net of costs	—	—	—	—	—	13,856	13,856
Balance, September 30, 2018	$3,412,266	$184,299	$43,622	$(571,837)	$6,103	$521,065	$3,595,518
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Cash provided by (used in):
Operating Activities
Net earnings	$111,386	$52,699	$332,642	$45,525
Adjustments and items not affecting cash:
Depreciation and amortization	65,782	63,495	206,642	196,925
Deferred taxes	16,927	7,516	42,614	42,014
Change in value of investments carried at fair value	(64,394)	(10,022)	(178,410)	91,949
Unrealized loss (gain) on derivative financial instruments	(25,643)	1,732	(15,968)	(451)
Share-based compensation expense	2,681	2,209	7,896	5,824
Cost of equity funds used for construction purposes	(1,428)	(691)	(2,588)	(2,068)
Pension and post-employment contributions in excess of expense	276	527	3,507	3,865
Distributions received from equity-method investees in excess of income	1,762	2,572	6,455	3,838
Other	9,974	6,816	10,475	9,688
Changes in non-cash operating items (note 19)	70,764	4,619	30,535	(35,372)
	188,087	131,472	443,800	361,737
Financing Activities
Increase in long-term debt	734,260	289,081	2,845,045	1,292,285
Decrease in long-term debt	(229,591)	(188,656)	(1,918,815)	(791,389)
Issuance of common shares, net of costs	15,856	(104)	22,223	347,181
Cash dividends on common shares	(51,559)	(45,652)	(143,773)	(121,714)
Dividends on preferred shares	(4,246)	(2,073)	(6,352)	(4,129)
Contributions from non-controlling interests, related party (note 6(b))	—	—	96,752	—
Contributions from non-controlling interests	—	—	475	—
Production-based cash contributions from non-controlling interest	—	—	3,565	13,856
Distributions to non-controlling interests	(24,014)	(2,462)	(40,401)	(6,814)
Settlement of derivatives	—	—	(8,732)	—
Shares surrendered to fund withholding taxes on exercised share options	(1,341)	—	(5,282)	(1,557)
Increase in other long-term liabilities	3,436	2,320	7,488	9,587
Decrease in other long-term liabilities	(1,413)	(2,701)	(15,192)	(14,785)
	441,388	49,753	837,001	722,521
Investing Activities
Additions to property, plant and equipment and intangible assets	(190,247)	(101,254)	(403,297)	(342,524)
Increase in long-term investments	(130,616)	(30,069)	(546,303)	(698,378)
Acquisitions of operating entities	—	—	(1,350)	—
Decrease (increase) in other assets	(903)	92	(13,914)	1,101
Receipt of principal on development loans receivable	—	—	10,601	—
Proceeds from sale of long-lived assets	—	—	—	3,004
	(321,766)	(131,231)	(954,263)	(1,036,797)
Effect of exchange rate differences on cash and restricted cash	(412)	230	313	(262)
Increase in cash, cash equivalents and restricted cash	307,297	50,224	326,851	47,199
Cash, cash equivalents and restricted cash, beginning of period	85,327	56,398	65,773	59,423
Cash, cash equivalents and restricted cash, end of period	$392,624	$106,622	$392,624	$106,622

Algonquin Power & Utilities Corp. Unaudited Interim Consolidated Statements of Cash Flows Supplemental disclosure of cash flow information: (thousands of U.S. dollars)	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Cash paid during the period for interest expense	$40,677	$36,657	$124,001	$114,300
Cash paid during the period for income taxes	3,421	1,868	12,959	6,404
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$29,671	$33,150	$29,671	$33,150
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	24,877	14,878	70,070	42,745
Issuance of common shares upon conversion of convertible debentures	—	133	94	450
Sale of property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$21,107	$(1,686)	$21,107	$12,971
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. ("APUC" or the "Company") is an incorporated entity under the Canada Business Corporations Act. APUC's operations are organized across two primary North American business units consisting of the Liberty Utilities Group and the Liberty Power Group. The Liberty Utilities Group ("Liberty Utilities Group") owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations; the Liberty Power Group ("Liberty Power Group") owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation utility assets. APUC also owns a 44.2% equity interest in Atlantica Yield plc ("Atlantica") (NASDAQ: AY), a company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission and water assets.
1.Significant accounting policies

(a)	Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and Article 10 of Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the consolidated financial statements of APUC for the year ended December 31, 2018, except for adopted accounting policies described in note 2(a).
(b)     Seasonality
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the Regulator and is not affected by usage. APUC's different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. APUC’s hydroelectric energy assets are primarily "run-of-river" and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For APUC's wind energy assets, wind resources are typically stronger in spring, fall and winter and weaker in summer. APUC's solar energy assets experience greater insolation in summer, weaker in winter.
(c)Leases
The Company adopted the U.S. Financial Accounting Standards Board ("FASB") Leases Topic 842 ("ASC 842") in the first quarter of 2019 using a modified retrospective approach.
The Company leases buildings, vehicles, rail cars, and office equipment for use in its day-to-day operations. The Company has options to extend the lease term of many of its lease agreements, with renewal periods ranging from one to five years. As at the unaudited interim consolidated balance sheet date, the Company is not reasonably certain that these renewal options will be exercised.
The Liberty Power Group enters into land easement agreements for the operation of its generation facilities. In assessing whether these contracts contain leases, the Company considers whether it has exclusive use of the land. In the majority of situations, the landowner or grantor of the easement still has full access to the land and can use the land in any capacity, as long as it does not interfere with the Company’s operations. Therefore, these land easement agreements do not contain leases. For land easement agreements that provide exclusive access to and use of the land, these agreements meet the definition of a lease and are within the scope of ASC 842.
The Liberty Utilities Group enters into easement agreements for the operation of its utilities. For all easements that existed or were expired as of January 1, 2019, the practical expedient was taken to not change the legacy accounting for these easement contracts. For new easement contracts entered into subsequent to January 1, 2019, the Company will consider whether they contain a lease.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

1.Significant accounting policies (continued)
(c)Leases (continued)
The implementation of ASC 842 did not have an impact on the Company's existing financing leases. The weighted-average remaining lease term of the Company's finance leases is 5.80 years. New right-of-use assets and lease liabilities of $8,295 were recognized for the Company's operating leases as at January 1, 2019. The weighted-average discount rate as of September 30, 2019 for operating lease assets and liabilities was 4.38% and the weighted-average remaining lease term is 14.59 years. Lease costs incurred and cash paid for financing and operating leases during the three and nine months ended September 30, 2019 were not material.
The right-of-use assets are included in property, plant and equipment while lease liabilities are included in other liabilities on the unaudited interim consolidated balance sheets.
The Company's operating leases payments for the next five years and thereafter are as follows:

Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
$1,710	$1,067	$586	$504	$494	$4,690	$9,051
The lease payments for the Company's financing leases are expected to be approximately $537 annually for the next five years, and $430 thereafter.
2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The FASB issued accounting standards update ("ASU") 2018-15, Intangibles — Goodwill and Other Internal-Use Software (Subtopic 350-40): Customers Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract to provide additional guidance to address diversity in practice. This update aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company has adopted this update prospectively as at the beginning of the third quarter. There were no significant impacts to the unaudited interim consolidated financial statements as a result of the adoption of this update.
The FASB issued ASU 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate ("SOFR") Overnight Index Swap ("OIS") Rate as a Benchmark Interest Rate for Hedge Accounting Purposes to identify a suitable alternative to the U.S. dollar LIBOR that is more firmly based on actual transactions in a robust market. This update permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes. This update was adopted concurrently with ASU 2017-12 in the first quarter of 2019. The Company will follow the pronouncements prospectively for qualifying new or redesignated hedging relationships.
The FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting to expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. This update changes the measurement basis and date of non-employee share-based payment awards and also makes amendments to how to measure non-employee awards with performance conditions. The adoption of this update in the first quarter of 2019 had no impact on the Company's unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(a)	Recently adopted accounting pronouncements (continued)
The FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements. The update also makes certain targeted improvements to simplify the application of the hedge accounting guidance. The FASB also issued ASU 2019-04 that contains further codification improvements to ASU 2017-12. The adoption of these updates in the first quarter of 2019 resulted in a reclassification of $186 from retained earnings to accumulated other comprehensive income for previous hedge ineffectiveness recognized in earnings for outstanding hedging contracts. The Company has also made certain amendments and simplifications to hedge effectiveness testing procedures and documentation to be followed prospectively where applicable in accordance with the pronouncements in the update.
The FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception to address narrow issues with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The adoption of this update in the first quarter of 2019 had no impact on the unaudited interim consolidated financial statements.
The FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations utilizing leases. This ASU requires lessees to recognize the assets and liabilities arising from all leases on the balance sheet, but the effect of leases in the statement of operations and the statement of cash flows is largely unchanged. The FASB also issued subsequent amendments to ASC 842 that provide further practical expedients as well as codification clarifications and improvements. The adoption of this new lease standard in the first quarter of 2019 using a modified retrospective approach resulted in an adjustment of $8,295 to right-of-use assets and operating lease liabilities on the unaudited interim consolidated balance sheets, with no restatement of the comparative period.
The Company implemented new processes and procedures for the identification, analysis, and measurement of new lease contracts. A new software solution was implemented to assist with contract management, information tracking, and measurement as it relates to the new standard. The Company elected the following practical expedients as part of its adoption:

1.	"Package of three" practical expedient that permits the Company not to reassess the scope, classification and initial direct costs of its expired and existing leases;

2.	Land easements practical expedient that permits the Company not to reassess the accounting for land easements previously not accounted for under Leases ASC 840; and

3.	Hindsight practical expedient that allows the Company to use hindsight in determining the lease term for existing contracts.
In addition, the Company made an accounting policy election to not recognize a lease liability or right-of-use asset on its consolidated balance sheets for short-term leases (lease term less than 12 months).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(b)	Recently issued accounting guidance not yet adopted
The FASB issued ASU 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief to provide entities that have certain instruments measured at amortized cost within the scope of Subtopic 326-20, with an option to irrevocably elect the fair value option in Subtopic 825-10 to be applied on an instrument-by-instrument basis. This election is not available for held-to-maturity debt securities. The amendments are effective the same date as update 2016-13, which is January 1, 2020. The Company is currently in the process of evaluating the impact of this update on its consolidated financial statements.
The FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815 - Derivatives and Hedging, and Topic 825, Financial Instruments to provide specific clarification and correction in certain areas of ASU No. 2016-01, 2016-13, and 2017-12. The amendments to update 2017-12 are effective the same date as update 2017-12, which was adopted in the first quarter of 2019. The adoption of this update by the Company had no impact on its unaudited interim consolidated financial statements. The amendments to updates 2016-01 and 2016-13 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently in the process of evaluating the impact of the adoption of these updates on its unaudited interim consolidated financial statements. The Company does not expect a significant impact on its consolidated financial statements as a result of the adoption of these updates.

3.	Business acquisitions and development projects

(a)	Acquisition of Enbridge Gas New Brunswick Limited Partnership
Subsequent to quarter end, on October 1, 2019, the Company completed the acquisition of Enbridge Gas New Brunswick Limited Partnership ("New Brunswick Gas"). New Brunswick Gas is a regulated utility that provides natural gas to customers.
The purchase price of approximately $256,011 (C$339,036) for the acquisition of New Brunswick Gas was funded through the Company's existing credit facility. As of September 30, 2019, this amount was transferred to a paying agent for purposes of this acquisition and presented as restricted cash in the unaudited interim consolidated financial statements. The costs related to the acquisition have been expensed through the unaudited interim consolidated financial statements.
Due to the timing of the acquisition, the Company has not completed the fair value measurements necessary for the allocation of the purchase price to the assets acquired and liabilities assumed.

(b)	Agreement to acquire St. Lawrence Gas Company, Inc.
Subsequent to quarter end, on November 1, 2019, the Company completed the acquisition of St. Lawrence Gas Company, Inc. ("SLG"). SLG is a rate regulated natural gas distribution utility serving customers in northern New York State. The total purchase price for the transaction is $61,820, less total third-party debt of SLG outstanding at closing, and subject to certain closing adjustments.

(c)	Agreement to acquire Mid-West Wind Development Project
The Empire District Electric Company ("Empire Electric System"), a wholly owned subsidiary of the Company, entered into purchase agreements to acquire, once completed, three wind farms generating up to 600 MW of wind energy located in Barton, Dade, Lawrence, and Jasper Counties in Missouri and in Neosho County, Kansas ("Mid-West Wind Development Project").  The agreements contain development milestones and termination provisions that primarily apply prior to the commencement of construction. Total costs are estimated at $1,100,000 and the acquisitions are anticipated to close following completion of the respective projects. These assets, net of third party tax equity investment, are expected to be included in the rate base of the Empire Electric System.
Subsequent to quarter end, Liberty Utilities Co, a wholly owned subsidiary of the Company, acquired an interest in the entities that own the two Missouri projects and, in partnership with a third-party developer, will continue development and construction of such projects until they are acquired by Empire District Electric following completion. As part of the investment in the joint ventures, Liberty Utilities entered into a guarantee agreement for obligations under one of the wind turbine supply agreements. The fair value of the guarantee obligation is approximately $290.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)

(d)	Agreement to acquire Bermuda Electric Light Company
On June 3, 2019, the Company entered into an agreement to acquire the Ascendant Group Limited ("Ascendant"), parent company of Bermuda Electric Light Company. Bermuda Electric Light Company is the sole electric utility providing regulated electrical generation, transmission and distribution services to Bermuda's residents and businesses. The total purchase price for the transaction is approximately $365,000. Closing of the transaction remains subject to shareholder and regulatory approvals and is expected in early 2020.

(e)	Approval to acquire the Perris Water Distribution System
On August 10, 2017, the Company’s Board of Directors (the "Board") approved the acquisition of two water distribution systems serving customers from the City of Perris, California.  The anticipated purchase price of $11,500 is expected to be established as rate base during the regulatory approval process.  The City of Perris residents voted to approve the sale on November 7, 2017. The Liberty Utilities Group filed an application requesting approval for the acquisition of the assets of the water utilities with the California Public Utility Commission on May 8, 2018. Final approval is expected in 2020.

4.	Accounts receivable
Accounts receivable as of September 30, 2019 include unbilled revenue of $56,038 (December 31, 2018 - $79,742) from the Company’s regulated utilities. Accounts receivable as of September 30, 2019 are presented net of allowance for doubtful accounts of $5,581 (December 31, 2018 - $5,281).

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC Topic 980, Regulated Operations ("ASC 980"). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State	Regulatory proceeding type	Annual revenue increase	Effective date
Peach State Gas System	Georgia	GRAM	$2,367	February 1, 2019
Woodmark/Tall Timbers	Texas	GRC	$484	August 1, 2019
Empire Electric (Kansas System)	Kansas	GRC	$2,449	August 1, 2019
Empire Electric (Oklahoma System)	Oklahoma	GRC	$1,400	October 1, 2019

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

5.	Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	September 30, 2019	December 31, 2018
Regulatory assets
Environmental remediation	$85,597	$82,295
Pension and post-employment benefits	135,523	125,959
Debt premium	43,824	48,847
Fuel and commodity costs adjustments	17,389	26,310
Rate adjustment mechanism	35,557	37,202
Clean energy and other customer programs	26,878	24,095
Deferred construction costs	13,718	13,986
Asset retirement	23,185	21,048
Income taxes	35,036	34,822
Rate review costs	7,154	6,164
Other	32,600	29,746
Total regulatory assets	$456,461	$450,474
Less: current regulatory assets	(40,963)	(59,037)
Non-current regulatory assets	$415,498	$391,437

Regulatory liabilities
Income taxes	$322,130	$323,384
Cost of removal	195,824	193,564
Rate base offset	9,217	10,900
Fuel and commodity costs adjustments	15,978	21,352
Deferred compensation received in relation to lost production	4,096	6,003
Deferred construction costs - fuel related	7,137	7,258
Pension and post-employment benefits	19,183	2,170
Other	17,105	13,961
Total regulatory liabilities	$590,670	$578,592
Less: current regulatory liabilities	(38,575)	(39,005)
Non-current regulatory liabilities	$552,095	$539,587

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Long-term investments
Long-term investments consist of the following:

	September 30, 2019	December 31, 2018
Long-term investments carried at fair value
Atlantica (a)	$1,079,814	$814,530
AYES Canada (b)	81,415	—
	$1,161,229	$814,530
Other long-term investments
Equity-method investees
Maverick Creek Wind Project (c)	4,776	—
Amherst Island Wind Project (d)	—	7,655
San Antonio Water System (e)	18,230	—
Red Lily I Wind Facility	15,925	15,705
AAGES (f)	1,534	2,622
Other (g)	15,032	4,510
	$55,497	$30,492
Development loans receivable from equity-method investees (h)	158,210	101,416
Other	2,180	3,870
Total other long-term investments	$215,887	$135,778
Less: current portion	(1,347)	(1,407)
	$214,540	$134,371
For the three and nine months ended September 30, 2019, dividend income of $20,706 and $71,895 (2018 - $8,677 and $25,887), interest income of $543 and $10,619 (2018 - $2,969 and $4,700) and equity loss of $515 and $5,250 (2018 - equity loss of $1,284 and $812), respectively, are included in dividend, interest, equity and other income on the unaudited interim consolidated statements of operations.
(a)Investment in Atlantica
During the second quarter of 2019, APUC purchased an additional 3,384,402 ordinary shares of Atlantica, which increased the Company's ownership of Atlantica to approximately 44.2% (December 31, 2018 - 41.5%). APUC has the flexibility, subject to certain conditions, to increase its ownership of Atlantica to up to 48.5%. Of the 3,384,402 shares received, 1,384,402 shares were purchased for cash consideration of $30,000 and 2,000,000 shares were received pursuant to a prepayment of $53,750. In the fourth quarter of 2019, the Company will settle any additional amount owed under the prepayment purchase agreement in cash or ordinary shares of Atlantica. For the three and nine months ended September 30, 2019, APUC recorded dividend income of $17,977 and $50,881 (2018 - $8,518 and $24,303) and a fair value gain of $60,939 and $191,930 (2018 - gain of $10,022 and loss of $91,949) on its investment in Atlantica.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Long-term investments (continued)
(b)Investment in AYES Canada
On May 24, 2019, APUC and Atlantica formed Atlantica Yield Energy Solutions Canada Inc. ("AYES Canada"), a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. The first investment was Windlectric Inc. APUC invested $91,919 (C$123,603) and Atlantica invested $4,834 (C$6,500) in AYES Canada, which in turn invested those funds in Amherst Island Partnership ("AIP"), the holding company of Windlectric.
APUC continues to control and consolidate AIP and Windlectric. The investment of $96,752 (C$130,103) by AYES Canada in AIP is presented as a non-controlling interest held by a related party (note 13). The partnership agreement has liquidation rights and priorities to each equity holder that are different from the underlying percentage ownership interests. As such, the share of earnings attributable to the non-controlling interest holder is calculated using the Hypothetical Liquidation at Book Value ("HLBV") method of accounting. The Company incurred non-controlling interest calculated using the HLBV method of accounting of $nil and $nil (2018 - $nil and $nil) and recorded distributions of $2,715 and $20,517 (2018 - $nil and $nil) during the three and nine months ended September 30, 2019, respectively.
AYES Canada is considered to be a variable interest entity ("VIE") based on the disproportionate voting and economic interests of the shareholders. Atlantica is considered to be the primary beneficiary of AYES Canada. Accordingly, APUC's investment in AYES Canada is considered an equity method investment. Under the AYES Canada shareholders agreement, starting in May 2020, APUC has the option to exchange approximately 3,500,000 shares of AYES Canada into ordinary shares of Atlantica on a one-for-one basis, subject to certain conditions. Consistent with the treatment of the Atlantica shares, the Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in AYES Canada, with changes in fair value reflected in the consolidated statements of operations. A level 3 discounted cash flow approach combined with a Black-Scholes option-pricing calculation were used to estimate the fair value of the investment. For the three and nine months ended September 30, 2019, APUC recorded dividend income of $2,753 and $20,219 (2018 - $nil and $nil) and a fair value gain of $3,455 and loss of $11,960 (2018 - $nil and $nil), respectively, on its investment in AYES Canada.
(c)Maverick Creek Wind Project
In August 2019, the Liberty Power Group and a third party developer each contributed $1,000 to the capital of Maverick Creek Wind SponsorCo ("Maverick SponsorCo") to jointly develop an approximately 490 MW Maverick Creek Wind Project located in Concho County, Texas. The purchase price of $70,567 was invested in a loan receivable from Maverick SponsorCo (note 6(h)). The project is expected to achieve commercial operation in the fourth quarter of 2020. The Company holds an option to acquire the remaining 50% interest in Maverick SponsorCo at a pre-agreed price. The interest capitalized to the equity investment during the three and nine months ended September 30, 2019 while the Maverick Creek Wind Project is under construction amounts to $934.
Maverick SponsorCo is considered a VIE namely due to the low level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company is not considered the primary beneficiary of Maverick SponsorCo as the two shareholders have joint control and all decisions must be unanimous. As such, the Company is accounting for its investment in the joint venture under the equity method.
(d)Amherst Island Wind Project
Up to April 16, 2019, APUC had a 50% interest in Windlectric Inc. ("Windlectric"), which owns a 74.1 MW wind generating facility ("Amherst Island Wind Facility") in the Province of Ontario. Construction was completed during the second quarter of 2018.
On April 16, 2019, the Company acquired the remaining 50% interest in Windlectric for $6,362 (C$8,500) and as a result, obtained control of the facility. Given substantially all of the fair value of the gross assets acquired is concentrated in the wind equipment, the facility is not considered a business. The acquisition was treated as an asset acquisition, which requires that the fair value of assets acquired and liabilities assumed in the subsidiary be recognized on the consolidated balance sheets as of the acquisition date. It further requires that pre-existing relationships such as the existing development loan between the two parties of $316,786 (note 6(h)) and prior investments achieved in stages also be remeasured at fair value. An income approach was used to value these items.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Long-term investments (continued)
(d)Amherst Island Wind Project (continued)
The following table summarizes the allocation of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$14,280
Property, plant and equipment	311,175
Deferred tax asset	3,479
Asset retirement obligation	(1,600)
Net assets acquired	$327,334
Cash	$16,751
Net assets acquired, net of cash	$310,583
(e)San Antonio Water System
On May 1, 2019, APUC invested $17,000 by way of a secured loan into AWUSA VR Holding LLC ("AWUSA"), a wholly owned subsidiary of Abengoa S.A. ("Abengoa"). An additional amount of $5,000 is payable at a later date, subject to certain conditions. The loan is secured by AWUSA's investment in the Vista Ridge water pipeline project. The Vista Ridge water pipeline project is a 140 mile water pipeline from Burleson County, Texas to San Antonio, Texas. Since APUC has the power to direct the activities of AWUSA and benefits from the economics of this entity, the Company consolidates AWUSA and its 20% interest in Vista Ridge. The investment in Vista Ridge is accounted for using the equity method. Commercial operations are expected in 2020.
(f)Investment in AAGES entities
APUC has a 50% interest in Abengoa-Algonquin Global Energy Solutions B.V. ("AAGES B.V."), AAGES Development Canada Inc., AAGES Development Spain S.A, and AAGES Sugar Creek LLC ("AAGES Sugar Creek") (collectively, the "AAGES entities"), which identify, develop, and construct clean energy and water infrastructure assets with a global focus for which it expects to earn development fees from successful projects.
The Company owned 100% of the interests in Sugar Creek Wind One LLC ("Sugar Creek"), which owns a 202 MW wind power electric development project ("Sugar Creek Wind Project") in Logan County, Illinois. On September 30, 2019, APUC and Abengoa created AAGES Sugar Creek to continue development and begin construction on the Sugar Creek Wind Project. Concurrently, the Sugar Creek Wind Project was sold to AAGES Sugar Creek in exchange for a note receivable of $21,107, subject to certain adjustments. As a result, Algonquin now owns a 50% interest in the project through AAGES Sugar Creek. The Company holds an option exercisable at any time to acquire Abengoa's interests in AAGES Sugar Creek at a pre-agreed price. The Company no longer controls the project and on the transaction date, the Company deconsolidated the assets and liabilities of Sugar Creek. No gain was recorded on deconsolidation of the Sugar Creek net assets. However, an amount of $15,765 or $11,412, net of tax was reclassified from AOCI into earnings as a result of the discontinuation of hedge accounting on energy derivatives put in place early in the development of Sugar Creek (note 20(b)(ii)).
AAGES Development Canada Inc., AAGES Development Spain, S.A., and AAGES Sugar Creek are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company is not considered the primary beneficiary of these entities as the two partners have joint control and all decisions must be unanimous. As such, the Company is accounting for its investment in the joint ventures under the equity method. In 2019, APUC and Abengoa each contributed additional capital of $2,262 (December 31, 2018 - $5,000) to the AAGES entities to fund ongoing operations until such time as they earn development fees from successful projects. The Company's share of the development costs resulted in an equity loss of $782 and $4,228 (2018 - $2,040 and $2,492) to the Company's unaudited interim consolidated financial results for the three and nine months ended September 30, 2019, respectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

6.	Long-term investments (continued)
(g)Wataynikaneyap Power Transmission Project
During the first quarter, APUC acquired a 9.8% ownership interest in the Wataynikaneyap Power Transmission Project, a transmission project that involves the development, construction and operation of a 1,800 km transmission line in Northwestern Ontario.

(h)	Development loans
The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company is obligated to provide cash advances and credit support (in the form of letters of credit, escrowed cash, or guarantees) in amounts necessary for the continued development and construction of the equity investees' projects.
As of September 30, 2019, the Company has a loan and credit support facility with Maverick SponsorCo of $127,782 (December 31, 2018 - $nil). The loan to Maverick SponsorCo bears interest at an annual rate of 7% on outstanding principal amount and matures on the tenth anniversary of the commercial operation date. The letters of credit and guarantees are charged an annual fee of 2% on their stated amount. As of September 30, 2019, the following credit support was outstanding on behalf of Maverick SponsorCo: letters of credit and guarantees of obligations under the wind turbine supply agreement, engineering, procurement, and construction management agreements, and the energy purchase agreement. The value of the guarantee obligations is recognized under other long-term liabilities and as of September 30, 2019 is valued at $2,734 using a probability weighted discounted cash flow (level 3).
As of September 30, 2019, the Company has total notes receivable from the AAGES entities of $30,429 (December 31, 2018 - $4,940). As of September 30, 2019, the Company had issued letters of credit and guarantees of obligations under a security of performance for a development opportunity, wind turbine supply agreement, purchase and sale agreement, interconnection agreement, and renewable energy credit agreements. The value of the guarantee obligations is recognized under other long-term liabilities and as at September 30, 2019 is valued at $950 using a probability weighted discounted cash flow (level 3).
Following acquisition of control of Windlectric (note 6(d)), amounts advanced to Windlectric are eliminated on consolidation.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		September 30, 2019	December 31, 2018
Senior unsecured revolving credit facilities (a)	—	2023-2024	N/A		$452,927	$97,000
Senior unsecured bank credit facilities (b)	—	2020	N/A		135,000	321,807
Commercial paper (c)	—	2020	N/A		203,500	6,000
Senior U.S. dollar borrowings
Senior unsecured notes	4.09%	2020-2047		$1,225,000	1,219,337	1,218,680
Senior unsecured utility notes	6.0%	2020-2035		$217,000	234,058	240,161
Senior secured utility bonds	4.75%	2020-2044		$662,500	673,427	676,697
Senior Canadian dollar borrowings
Senior unsecured notes (e)	4.48%	2020-2029	C$	950,669	714,557	474,764
Senior secured project notes	10.23%	2020-2027	C$	29,239	22,079	22,915
					$3,654,885	$3,058,024
Subordinated U.S. dollar borrowings
Subordinated unsecured notes (d)	6.5%	2078-2079		$637,500	621,329	278,771
					$4,276,214	$3,336,795
Less: current portion					(210,565)	(13,048)
					$4,065,649	$3,323,747
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Short-term obligations of $367,005 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Recent financing activities:

(a)	Senior unsecured revolving credit facilities
On July 12, 2019, the Company entered into a new $500,000 senior unsecured revolving bank credit facility that matures July 12, 2024. The interest rate is equal to the bankers' acceptance or LIBOR plus a credit spread. The existing C$165,000 credit facility was canceled.
Subsequent to quarter end, on October 24, 2019, the Company entered into a new $75,000 uncommitted bilateral letter of credit facility.

(b)	Senior unsecured bank credit facilities
On May 23, 2019, the Company fully repaid the remaining outstanding balance of $186,807 on its corporate term facility. On June 27, 2019, the Liberty Utilities Group extended the maturity of its $135,000 term loan to July 6, 2020.

(c)	Commercial paper
On July 1, 2019, the Liberty Utilities Group established a new $500,000 commercial paper program. This program is backstopped by the Liberty Utilities Group's bank credit facility.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Long-term debt (continued)

(d)	Subordinated unsecured notes
On May 23, 2019, the Company issued $350,000 unsecured, 6.20% fixed-to-floating subordinated notes ("subordinated notes") maturing on July 1, 2079. Concurrent with the offering, the Company entered into a cross currency swap to convert the U.S. dollar denominated coupon and principal payments from the offering into Canadian dollars.
Beginning on July 1, 2024, and on every quarter thereafter that the subordinated notes are outstanding (the "interest reset date") until July 1, 2029, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 4.01%, payable in arrears. In September 2019, the Company entered into forward starting interest rate swaps to convert its variable interest rate to fixed for the period of July 1, 2024 to July 1, 2029 (note 20(b)(ii)). Beginning on July 1, 2029, and on every interest reset date until July 1, 2049, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 4.26%, payable in arrears. Beginning on July 1, 2049, and on every interest reset date until July 1, 2079, the subordinated notes will be reset at an interest rate of the three-month LIBOR plus 5.01%, payable in arrears.
The Company may elect, at its sole option, to defer the interest payable on the subordinated notes on one or more occasions for up to five consecutive years. Deferred interest will accrue, compounding on each subsequent interest payment date, until paid. Additionally, on or after July 1, 2024, the Company may, at its option, redeem the subordinated notes, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest.

(e)	Canadian dollar senior unsecured notes
During the first quarter, the Liberty Power Group issued C$300,000 senior unsecured notes bearing interest at 4.6% with a maturity date of January 29, 2029. The notes were sold at a price of C$99.952 per C$100.00 principal amount. Concurrent with the financing, the Liberty Power Group unwound and settled the related forward-starting interest rate swap on a notional bond of C$135,000 (note 20(b)(ii)).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

8.	Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB") in the unaudited interim consolidated statements of operations.

	Pension benefits
	Three Months Ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Service cost	$3,226	$3,779	$9,286	$11,006
Non-service costs
Interest cost	6,854	4,356	15,283	12,746
Expected return on plan assets	(5,106)	(6,995)	(15,317)	(21,006)
Amortization of net actuarial loss	872	89	2,616	311
Amortization of prior service credits	(196)	(156)	(586)	(467)
Amortization of regulatory assets/liability	2,292	4,535	6,563	9,693
	4,716	1,829	8,559	1,277
Net benefit cost	$7,942	$5,608	$17,845	$12,283

	OPEB
	Three Months Ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Service cost	$1,201	$1,464	$3,603	$4,438
Non-service costs
Interest cost	1,809	1,626	5,427	4,877
Expected return on plan assets	(1,650)	(1,849)	(4,951)	(5,546)
Amortization of net actuarial gain	(238)	(36)	(714)	(113)
Amortization of prior service credits	(52)	(65)	(157)	(196)
Amortization of regulatory assets/liability	409	(242)	1,870	1,292
	278	(566)	1,475	314
Net benefit cost	$1,479	$898	$5,078	$4,752
The service cost components of pension plans and OPEB are shown as part of operating expenses within operating income in the unaudited interim consolidated statements of operations. The remaining components of net benefit costs are considered non-service costs and have been included outside of operating income in pension and post-employment non-service costs in the unaudited interim consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

9.	Other long-term liabilities
Other long-term liabilities consist of the following:

	September 30, 2019	December 31, 2018
Advances in aid of construction	$60,833	$63,703
Environmental remediation obligation	59,553	55,621
Asset retirement obligations	45,731	43,291
Customer deposits	30,425	29,974
Unamortized investment tax credits	17,992	17,491
Deferred credits	35,292	42,711
Preferred shares, Series C	13,613	13,418
Lease liabilities (note 1(c))	9,773	3,436
Other	40,439	36,274
	313,651	305,919
Less: current portion	(45,293)	(42,337)
	$268,358	$263,582

10.	Shareholders’ equity

(a)	Common shares
Number of common shares:

	Nine Months Ended September 30
	2019	2018
Common shares, beginning of period	488,851,433	431,765,935
Public offering	1,756,799	37,505,274
Dividend reinvestment plan	4,749,570	4,161,755
Exercise of share-based awards (c)	1,211,448	412,906
Conversion of convertible debentures	11,883	54,645
Common shares, end of period	496,581,133	473,900,515
On February 28, 2019, APUC established an at-the-market equity program ("ATM program") that allows the Company to issue up to $250,000 of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. During the nine months ended September 30, 2019, the Company issued 1,756,799 common shares under the ATM program at an average price of $12.54 per common share for gross proceeds of $22,034 ($21,704 net of commissions). Other related costs, primarily related to the establishment of the ATM program, were $1,624.
Public offering
In October 2019, subsequent to quarter end, APUC issued 26,252,542 common shares at $13.50 per share pursuant to a public offering for proceeds of $354,409 before issuance costs of $13,822.

(b)	Preferred shares
The holders of Series D preferred shares have the right to convert their shares into cumulative floating rate preferred shares, Series E, subject to certain conditions on March 31, 2019, and every fifth year thereafter. The Series D did not convert to Series E on March 31, 2019. The dividend for the five-year period from and including March 31, 2019 to but excluding March 31, 2024 will be C$1.2728. The Series D dividend will reset on March 31, 2024 and every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. The Series D preferred shares are redeemable at C$25 per share at the option of the Company on March 31, 2024 and every fifth year thereafter.

10.	Shareholders’ capital (continued)

(c)	Share-based compensation
During the nine months ended September 30, 2019, the Board approved the grant of 1,113,775 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$14.96, the market price of the underlying common share at the date of grant. One-third of the options vest on each of December 31, 2019, 2020, and 2021. Options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

	2019
Risk-free interest rate	1.9%
Expected volatility	20%
Expected dividend yield	4.3%
Expected life	5.50 years
Weighted average grant date fair value per option	C$	1.66
In March 2019, executives of the Company exercised 2,596,357 stock options at a weighted average exercise price of C$10.44 in exchange for 573,975 common shares issued from treasury, and 2,022,382 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
In March 2019, 366,787 performance share units ("PSUs") were granted to executives of the Company. In July 2019, 385,967 PSUs were granted to employees of the Company. The PSUs vest on January 1, 2022.
During the first quarter of 2019, the Company settled 344,340 PSUs in exchange for 179,830 common shares issued from treasury, and 164,510 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs.
During the second quarter of 2019, 125,001 bonus deferral restricted share units ("RSUs") were granted to employees of the Company. The RSUs are 100% vested.
In September 2019, executives of the Company exercised 1,286,148 stock options at a weighted average exercise price of C$12.82 in exchange for 267,313 common shares issued from treasury, and 1,018,835 options settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
During the nine months ended September 30, 2019, 61,282 deferred share units ("DSUs") were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.
For the three and nine months ended September 30, 2019, APUC recorded $2,814 and $7,287 (2018 - $2,351 and $5,996) in total share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of September 30, 2019, total unrecognized compensation costs related to non-vested options and PSUs were $1,529 and $12,126, respectively, and are expected to be recognized over a period of 1.92 and 1.86 years, respectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

11.Accumulated other comprehensive income (loss)
AOCI attributable to the shareholders of APUC consists of the following balances, net of tax:

	Foreign currency cumulative translation	Change in fair value of cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2018	$(47,701)	$55,366	$(10,457)	$(2,792)
Cumulative catch-up adjustments related to adoption of ASU 2018-02 on tax effects in AOCI	—	11,657	(1,032)	10,625
Other comprehensive income (loss)	(27,969)	1,567	2,046	(24,356)
Amounts reclassified from AOCI to the statements of operations	—	(4,257)	(86)	(4,343)
Net current period OCI	(27,969)	(2,690)	1,960	(28,699)
OCI attributable to the non-controlling interests	1,481	—	—	1,481
Net current period OCI attributable to shareholders of APUC	(26,488)	(2,690)	1,960	(27,218)
Balance, December 31, 2018	$(74,189)	$64,333	$(9,529)	$(19,385)
Cumulative catch-up adjustment related to adoption of ASU 2017-12 on tax effects in AOCI (note 2(a))	—	186	—	186
Other comprehensive income	45	19,137	—	19,182
Amounts reclassified from AOCI to the statements of operations	—	(11,282)	(230)	(11,512)
Net current period OCI	$45	$7,855	$(230)	$7,670
OCI attributable to the non-controlling interests	(1,463)	—	—	(1,463)
Net current period OCI attributable to shareholders of APUC	(1,418)	7,855	(230)	6,207
Balance, September 30, 2019	$(75,607)	$72,374	$(9,759)	$(12,992)
Amounts reclassified from AOCI for pension and post-employment actuarial changes affect pension and post-employment non-service costs. Amounts reclassified for cash flow hedges affect revenue from non-regulated energy sales and interest expense with the exception of an amount of $15,765 or $11,412, net of tax which was reclassified from AOCI into earnings in the third quarter as the hedge relationship for the energy derivative was discontinued (note 20(b)(ii)).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

12.	Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared during the period were as follows:

	Three Months Ended September 30
	2019				2018
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$70,392		$0.1410		$61,020		$0.1282
Series A preferred shares	C$	1,548	C$	0.3226	C$	1,350	C$	0.2813
Series D preferred shares	C$	1,273	C$	0.3182	C$	1,250	C$	0.3125

	Nine months ended September 30
	2019				2018
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$203,542		$0.4102		$172,379		$0.3729
Series A preferred shares	C$	4,646	C$	0.9678	C$	4,050	C$	0.8439
Series D preferred shares	C$	3,796	C$	0.9489	C$	3,750	C$	0.9375

13.	Related party transactions
Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $5,350 and $18,203 (2018 - $4,952 and $6,888) during the three and nine months ended September 30, 2019, respectively.
On September 30, 2019, the Company sold the Sugar Creek Wind Project to AAGES Sugar Creek in exchange for a note receivable of $21,107, subject to certain adjustments. No gain was recorded on deconsolidation of the Sugar Creek net assets. However, an amount of $15,765 or $11,412, net of tax was reclassified from AOCI into earnings as a result of the discontinuation of hedge accounting on energy derivatives put in place early in the development of Sugar Creek (note 6(f)).
During the year, the Company entered into an enhanced cooperation agreement with Atlantica to, among other things, provide a framework for evaluating mutually advantageous transactions. For a period of one year from the date of the agreement, Atlantica has an exclusive right of first offer for interests in certain Liberty Power assets.
Redeemable non-controlling interests held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by AAGES B.V. in 2018. Redemption is not considered probable as at September 30, 2019. The Company incurred non-controlling interest attributable to AAGES B.V. of $7,009 and $20,923 (2018 - $nil and $nil) and recorded distributions of $3,815 and $14,682 (2018 - $nil and $nil) during the three and nine months ended September 30, 2019, respectively.
Non-controlling interests held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by AYES Canada in May 2019 (note 6(b)). The Company incurred non-controlling interest calculated using the HLBV method of accounting of $nil and $nil (2018 - $nil and $nil) and recorded distributions of $2,715 and $20,517 (2018 - $nil and $nil) during the three and nine months ended September 30, 2019, respectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Related party transactions (continued)
Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. ("APC") which was partially owned by Senior Executives.  APC owns the partnership interest in the 18 MW Long Sault Hydro Facility.  A final post-closing adjustment related to the transaction remains outstanding.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

14.	Non-controlling interests
Net loss attributable to non-controlling interests for the three and nine months ended September 30, 2019 and 2018 consists of the following:

	Three Months Ended September 30		Nine months ended September 30
	2019	2018	2019	2018
HLBV and other adjustments attributable to:
Non-controlling interests - partnership units	$(9,674)	$(3,849)	$(42,009)	$(90,194)
Non-controlling interests - redeemable partnership units	(2,267)	(1,681)	(6,912)	(6,696)
Other net earnings attributable to:
Non-controlling interests	564	299	1,855	1,425
	$(11,377)	$(5,231)	$(47,066)	$(95,465)
Redeemable non-controlling interests, held by related party	7,009	—	20,923	—
Net effect of non-controlling interests	$(4,368)	$(5,231)	$(26,143)	$(95,465)
The non-controlling Class A membership equity investors in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting. The reduced U.S. federal corporate tax rate of 21% and other certain measures included in the Tax Cuts and Jobs Act effective January 1, 2018 were reflected in the calculation of HLBV in 2018. The changes accelerated HLBV income from future years to the first quarter of 2018 by $55,900.

15.	Income taxes
For the nine months ended September 30, 2019, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the favorable tax impact on the income associated with its investment in Atlantica, and the impact of differences in effective tax rates on transactions in foreign jurisdictions.
For the nine months ended September 30, 2018, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the immediate fair value loss on its investment in Atlantica, which was not tax benefited, and the tax impact of the accelerated HLBV income as a result of tax reform.

16.	Basic and diluted net earnings per share
Basic and diluted net earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share is computed using basic weighted-average number of common shares adjusted for the shares issuable upon conversion of the convertible debentures, PSUs, RSUs, and DSUs outstanding during the period, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options and additional shares issued subsequent to quarter-end under the dividend reinvestment plan.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

16.	Basic and diluted net earnings per share (continued)
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	Three Months Ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Net earnings attributable to shareholders of APUC	$115,754	$57,930	$358,785	$140,990
Series A Preferred shares dividend	1,173	1,033	3,496	3,146
Series D Preferred shares dividend	964	956	2,856	2,913
Net earnings attributable to common shareholders of APUC from continuing operations – Basic and Diluted	$113,617	$55,941	$352,433	$134,931
Weighted average number of shares
Basic	495,912,305	473,774,957	493,192,919	456,551,230
Effect of dilutive securities	5,144,344	4,450,388	4,798,345	4,147,770
Diluted	501,056,649	478,225,345	497,991,264	460,699,000
The shares potentially issuable for the three and nine months ended September 30, 2019, as a result of nil and 1,113,775 share options (2018 - 3,380,184 and 3,057,918), respectively, are excluded from this calculation as they are anti-dilutive.
17.Segmented information
The Company is managed under two primary business units consisting of the Liberty Utilities Group and the Liberty Power Group. The two business units are the two segments of the Company.
The Liberty Utilities Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States and Canada; the Liberty Power Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. Equity income from the San Antonio Water System and Wataynikaneyap Power Transmission Project (note 6) are included in the operations of the Liberty Utilities Group. Dividend income from Atlantica and AYES Canada as well as equity income from the AAGES entities (note 6) are included in the operations of the Liberty Power Group. The change in value of investments carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported under corporate.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

17.Segmented information (continued)
The results of operations and assets for these segments are reflected in the tables below.

	Three Months Ended September 30, 2019
	Liberty Utilities Group	Liberty Power Group	Corporate	Total
Revenue (1)(2)	$310,106	$55,460	$—	$365,566
Fuel, power and water purchased	81,670	3,531	—	85,201
Net revenue	228,436	51,929	—	280,365
Operating expenses	96,562	19,686	—	116,248
Administrative expenses	7,038	7,543	348	14,929
Depreciation and amortization	47,100	18,435	247	65,782
Gain on foreign exchange	—	—	(859)	(859)
Operating income	77,736	6,265	264	84,265
Interest expense	23,713	14,486	7,469	45,668
Change in value of investments carried at fair value	—	—	(64,394)	(64,394)
Dividend, interest, equity and other income	(2,041)	(23,253)	(367)	(25,661)
Other	7,831	(15,302)	2,769	(4,702)
Earnings before income taxes	$48,233	$30,334	$54,787	$133,354
Capital expenditures	$130,619	$59,628	$—	$190,247
(1) Revenues include $2,071 related to hedging gains from energy derivative contracts for the three months ended September 30, 2019 that do not represent revenues recognized from contracts with customers.
(2) Liberty Utilities Group revenues include $3,805 related to alternative revenue programs for the three months ended September 30, 2019 that do not represent revenues recognized from contracts with customers.

	Three Months Ended September 30, 2018
	Liberty Utilities Group	Liberty Power Group	Corporate	Total
Revenue (1)(2)	$311,269	$54,976	$—	$366,245
Fuel, power and water purchased	80,052	7,247	—	87,299
Net revenue	231,217	47,729	—	278,946
Operating expenses	98,467	20,338	—	118,805
Administrative expenses	10,239	1,253	50	11,542
Depreciation and amortization	46,703	16,544	248	63,495
Loss on foreign exchange	—	—	274	274
Operating income (loss)	75,808	9,594	(572)	84,830
Interest expense	24,336	12,975	594	37,905
Change in value of investment carried at fair value	—	—	(10,022)	(10,022)
Dividend, interest, equity and other loss (income)	(1,343)	(11,563)	1,478	(11,428)
Other	1,985	2,032	925	4,942
Earnings before income taxes	$50,830	$6,150	$6,453	$63,433
Capital expenditures	$94,001	$7,253	$—	$101,254
(1) Revenues include $2,479 related to hedging gains from energy derivative contracts for the three months ended September 30, 2018 that do not represent revenues recognized from contracts with customers.
(2) Liberty Utilities Group revenues include $3,956 related to alternative revenue programs for the three months ended September 30, 2018 that do not represent revenues recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

17.Segmented information (continued)

	Nine months ended September 30, 2019
	Liberty Utilities Group	Liberty Power Group	Corporate	Total
Revenue (1)(2)	$1,002,737	$183,632	$—	$1,186,369
Fuel, power and water purchased	305,745	13,110	—	318,855
Net revenue	696,992	170,522	—	867,514
Operating expenses	300,558	55,990	—	356,548
Administrative expenses	19,017	22,432	122	41,571
Depreciation and amortization	142,551	63,356	735	206,642
Loss on foreign exchange	—	—	75	75
Operating income (loss)	234,866	28,744	(932)	262,678
Interest expense	74,862	46,930	12,337	134,129
Change in value of investments carried at fair value	—	—	(179,970)	(179,970)
Dividend, interest, equity and other income	(5,152)	(83,800)	(1,267)	(90,219)
Other	18,587	(15,229)	5,134	8,492
Earnings before income taxes	$146,569	$80,843	$162,834	$390,246
Capital expenditures	$332,792	$70,505	$—	$403,297
Property, plant and equipment	$4,407,476	$2,450,491	$31,996	$6,889,963
Investments carried at fair value	—	1,161,229	—	1,161,229
Equity-method investees	28,848	26,381	268	55,497
Total assets	$6,485,886	$4,020,664	$112,340	$10,618,890
(1) Revenues include $13,711 related to hedging gains for the nine months ended September 30, 2019 that do not represent revenues recognized from contracts with customers.
(2) Liberty Utilities Group revenues include $244 related to alternative revenue programs for the nine months ended September 30, 2019 that do not represent revenues recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

17.Segmented information (continued)

	Nine months ended September 30, 2018
	Liberty Utilities Group	Liberty Power Group	Corporate	Total
Revenue (1)(2)	$1,044,857	$181,745	$—	$1,226,602
Fuel and power purchased	332,480	20,701	—	353,181
Net revenue	712,377	161,044	—	873,421
Operating expenses	302,455	57,734	—	360,189
Administrative expenses	28,296	8,998	395	37,689
Depreciation and amortization	136,187	59,977	761	196,925
Gain on foreign exchange	—	—	(797)	(797)
Operating income (loss)	245,439	34,335	(359)	279,415
Interest expense	74,307	35,842	1,685	111,834
Change in value of investment carried at fair value	—	—	91,949	91,949
Dividend, interest and other income	(4,103)	(29,239)	361	(32,981)
Other	911	1,992	9,569	12,472
Earnings (loss) before income taxes	$174,324	$25,740	$(103,923)	$96,141
Capital expenditures	$262,734	$79,790	—	$342,524
	December 31, 2018
Property, plant and equipment	$4,210,115	$2,152,420	$31,023	$6,393,558
Investment carried at fair value	—	814,530	—	814,530
Equity-method investees	959	29,273	260	30,492
Total assets	$6,012,641	$3,269,786	$106,541	$9,388,968
(1) Revenues include $10,787 related to hedging gains from energy derivative contracts for the nine months ended September 30, 2018 that do not represent revenues recognized from contracts with customers.
(2) Liberty Utilities Group revenues include $9,341 related to alternative revenue programs for the nine months ended September 30, 2018 that do not represent revenues recognized from contracts with customers.
APUC operates in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three Months Ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Revenue
Canada	$20,104	$15,005	$60,268	$51,909
United States	345,462	351,240	1,126,101	1,174,693
	$365,566	$366,245	$1,186,369	$1,226,602
Revenue is attributed to the two countries based on the location of the underlying facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

18.Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. ("Gaia") commenced an action in the Ontario Superior Court of Justice against APUC and certain of its subsidiaries, claiming damages of not less than C$345,000 and punitive damages in the sum of C$25,000. The action arises from Gaia’s 2010 sale, to a subsidiary of APUC, of Gaia’s interest in certain proposed wind farm projects in Canada.  Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets. It is too early to determine the likelihood of success in this lawsuit, however APUC intends to vigorously defend it.
Condemnation Expropriation Proceedings
Liberty Utilities (Apple Valley Ranchos Water) Corp. is the subject of a condemnation lawsuit filed by the town of Apple Valley. A Court will determine the necessity of the taking by Apple Valley and, if established, a jury will determine the fair market value of the assets being condemned.  Resolution of the condemnation proceedings is expected to take two to three years. Any taking by government entities would legally require fair compensation to be paid; however, there is no assurance that the value received as a result of the condemnation will be sufficient to recover the Company's net book value of the utility assets taken.

(b)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of September 30, 2019.
APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and land easements.
Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$23,698	$11,059	$11,281	$11,509	$11,738	$182,400	$251,685
Gas supply and service agreements (ii)	67,414	37,188	28,933	27,414	21,518	41,849	224,316
Service agreements	48,106	40,200	40,265	44,409	46,226	303,817	523,023
Capital projects	294,701	116,851	—	—	—	—	411,552
Land easements (note 1(c))	6,513	6,625	6,695	6,780	6,867	201,708	235,188
Total	$440,432	$211,923	$87,174	$90,112	$86,349	$729,774	$1,645,764

(i)
Power purchase: APUC’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of September 30, 2019. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.

(ii)
Gas supply and service agreements: APUC’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

19.	Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three Months Ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Accounts receivable	$19,317	$(12,296)	$31,038	$17,488
Fuel and natural gas in storage	(3,404)	(9,348)	6,657	(13)
Supplies and consumable inventory	(1,144)	(1,993)	(6,065)	(7,337)
Income taxes recoverable	(11,072)	(3,064)	(4,271)	(5,138)
Prepaid expenses	(3,086)	(1,609)	(8,554)	2,425
Accounts payable	(13,153)	7,608	(23,261)	(42,870)
Accrued liabilities	77,898	32,888	22,187	3,538
Current income tax liability	15,108	3,779	15,802	6,568
Asset retirements and environmental obligations	(746)	(1,497)	(2,168)	(7,222)
Net regulatory assets and liabilities	(8,954)	(9,849)	(830)	(2,811)
	$70,764	$4,619	$30,535	$(35,372)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.    Financial instruments

(a)	Fair value of financial instruments

September 30, 2019	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,161,229	$1,161,229	$—	$1,079,814	$81,415
Development loans and other receivables	$160,390	$163,424	$—	$163,424	$—
Derivative instruments (1):
Energy contracts designated as a cash flow hedge	82,314	82,314	—	—	82,314
Currency forward contract not designated as a hedge	28	28	—	28	—
Commodity contracts for regulated operations	32	32	—	32	—
Cross currency swap designated as a net investment hedge	1,095	1,095	—	1,095	—
Total derivative instruments	83,469	83,469	—	1,155	82,314
Total financial assets	$1,405,088	$1,408,122	$—	$1,244,393	$163,729
Long-term debt	$4,276,214	$4,636,910	$1,466,540	$3,170,371	$—
Convertible debentures	393	707	707	—	—
Preferred shares, Series C	13,613	14,549	—	14,549	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	276	276	—	—	276
Cross-currency swap designated as a net investment hedge	88,661	88,661	—	88,661	—
Commodity contracts for regulated operations	2,665	2,665	—	2,665	—
Total derivative instruments	91,602	91,602	—	91,326	276
Total financial liabilities	$4,381,822	$4,743,768	$1,467,247	$3,276,246	$276
(1) Balance of $79 associated with certain weather derivatives has been excluded, as they are accounted for based on intrinsic value rather than fair value.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2018	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$814,530	$814,530	$814,530	$—	$—
Development loans and other receivables	$103,696	$110,019	$—	$110,019	$—
Derivative instruments:
Energy contracts designated as a cash flow hedge	61,838	61,838	—	—	61,838
Currency forward contract not designated as a hedge	869	869	—	869	—
Commodity contracts for regulatory operations	101	101	—	101	—
Total derivative instruments	62,808	62,808	—	970	61,838
Total financial assets	$981,034	$987,357	$814,530	$110,989	$61,838
Long-term debt	$3,336,795	$3,356,773	$768,400	$2,588,373	$—
Convertible debentures	470	639	639	—	—
Preferred shares, Series C	13,418	13,703	—	13,703	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	57	57	—	—	57
Cross-currency swap designated as a net investment hedge	93,198	93,198	—	93,198	—
Interest rate swaps designated as a hedge	8,473	8,473	—	8,473	—
Commodity contracts for regulated operations	1,114	1,114	—	1,114	—
Total derivative instruments	102,842	102,842	—	102,785	57
Total financial liabilities	$3,453,525	$3,473,957	$769,039	$2,704,861	$57

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of September 30, 2019 and 2018 due to the short-term maturity of these instruments.
The fair value of development loans and other receivables (level 2) has been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 2) is measured at the closing price on the NASDAQ stock exchange adjusted for the impact of the expected settlement under the purchase agreement pursuant to the prepayment of $53,750 (note 6(a)).
The Company's level 1 fair value of long-term debt is measured at the closing price on the NYSE stock exchange and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of APUC's common shares on converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $12.48 to $178.32 with a weighted average of $22.97 as of September 30, 2019.  The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 20(b)(ii) and 20(b)(iv). The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows and the discount rates applied to these cash flows ranging from 9.1% to 9.6% with a weighted average of 9.51% as of September 30, 2019. Significant decreases (increases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.

(b)	Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.

(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms ("dths") associated with the above derivative contracts:

2019
Financial contracts: Swaps	3,717,902
Options	225,000
Forward contracts	3,500,000
7,442,902

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(i)	Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts on the unaudited interim consolidated balance sheets:

	September 30, 2019	December 31, 2018
Regulatory assets:
Swap contracts	$4	$66
Option contracts	54	—
Forward contracts	$2,069	$—
Regulatory liabilities:
Swap contracts	$1,087	$218
Option contracts	—	134
Forward contracts	$—	$1,259

(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities by entering into the following long-term energy derivative contracts:

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
789,104	December 2028	35.65	PJM Western HUB
2,592,592	December 2024	27.44	NI HUB
2,764,509	December 2027	36.46	ERCORT North HUB
In January 2019, the Company entered into a long-term energy derivative contract to reduce the price risk on the expected future sale of power generation at Sugar Creek. On September 30, 2019, the Company sold the derivative contract together with 100% of its ownership interest in Sugar Creek to AAGES Sugar Creek (note 6(f)). The novation and transfer of the derivative contract is subject to counterparty approval, which is expected in the fourth quarter of 2019. As a result, the hedge relationship for the Sugar Creek energy derivative was discontinued. Amounts in AOCI of $15,765 and related tax were reclassified from AOCI into earnings (note 20(b)(iv)).
The Company was party to a 10-year forward-starting interest rate swap beginning on July 25, 2018 in order to reduce the interest rate risk related to the probable issuance on that date of a 10-year C$135,000 bond. During 2018, the Company amended and extended the forward-starting date of the interest rate swap to begin on March 29, 2019. During the first quarter, the Company settled the forward-starting interest rate swap contract as it issued C$300,000 10-year senior unsecured notes with an interest rate of 4.60% (note 7(b)).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(ii)	Cash flow hedges (continued)
On May 23, 2019, the Company entered into a cross currency swap, coterminous with the subordinated unsecured notes (note 7(d)), to effectively convert the $350,000 U.S. dollar denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. The gain or loss related to the fair value changes of the swap is first reported in OCI and a portion of the change is then reclassified from AOCI into earnings at each reporting date to offset the foreign exchange transaction gain or loss on the notes.
On June 6, 2019, the Company entered into a $55,800 foreign exchange forward contract to reduce the currency risk related to changes in the functional currency equivalent cash flows on a foreign currency denominated intercompany loan of $111,618. The remeasurement of the loan each period is recorded in OCI as it represents a long-term investment in a foreign subsidiary and the gain or loss related to fair value changes of the forward contract is also reported in OCI. During the quarter, the intercompany loan was repaid and the forward contract was settled, resulting in a realized gain in OCI of $227.
In September 2019, the Company entered into interest rate swaps in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the subordinated unsecured notes (note 7(d)). The Company designated the entire notional amount of the three pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge, net of tax:

	Three Months Ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Effective portion of cash flow hedge	$9,050	$2,198	$19,137	$5,962
Amortization of cash flow hedge	(8)	(9)	(24)	(25)
Amount reclassified from AOCI	(14,817)	(178)	(11,258)	(3,123)
OCI attributable to shareholders of APUC	$(5,775)	$2,011	$7,855	$2,814
The Company expects $7,594 and $2,191 of cash flow hedge currently in AOCI to be reclassified, net of taxes, into non-regulated energy sales and interest expense, respectively, within the next twelve months, as the underlying hedged transactions settle.

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company is exposed to currency fluctuations from its Canadian-based operations. APUC manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases. APUC only enters into foreign exchange forward contracts with major North American financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates the amounts drawn on its revolving and bank credit facilities denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $6,891 and gain of $17,116 for the three and nine months ended September 30, 2019 (2018 - loss of $11,568 and $151), respectively, was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iii)	Foreign exchange hedge of net investment in foreign operation (continued)
Concurrent with its C$150,000, C$200,000 and C$300,000 debenture offerings in December 2012, January 2014, and January 2017, respectively, the Company entered into cross currency swaps, coterminous with the debentures, to effectively convert the Canadian dollar denominated offering into U.S. dollars. The Company designated the entire notional amount of the cross currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Liberty Power Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. For the three and nine months ended September 30, 2019, a loss of $13,029 and gain of $7,176 (2018 - gain of $9,862 and loss of $8,079), respectively, was recorded in OCI.

(iv)	Other derivatives
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated through the use of short-term financial forward energy purchase contracts that are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligation, including certain project specific debt and its revolving credit facilities, its interest rate swaps as well as interest earned on its cash on hand.
The Company is exposed to foreign exchange fluctuations related to the portion of its dividend declared and payable in U.S. dollars. This risk is mitigated through the use of currency forward contracts. These currency forward contracts are not accounted for as a hedge.
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2019 and 2018
(in thousands of U.S. dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(iv)	Other derivatives (continued)
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three Months Ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Change in unrealized loss (gain) on derivative financial instruments:
Energy derivative contracts	$398	$(104)	$—	$78
Currency forward contract	459	850	876	(213)
Total change in unrealized loss (gain) on derivative financial instruments	$857	$746	$876	$(135)
Realized loss (gain) on derivative financial instruments:
Energy derivative contracts	—	(37)	207	(24)
Currency forward contract	373	(717)	(200)	142
Total realized loss (gain) on derivative financial instruments	$373	$(754)	$7	$118
Loss (gain) on derivative financial instruments not accounted for as hedges	1,230	(8)	883	(17)
Discontinued hedge accounting (note 20(b)(ii)) and other	(15,777)	889	(15,799)	866
	$(14,547)	$881	$(14,916)	$849
Amounts recognized in the consolidated statements of operations consist of:
Loss (gain) on derivative financial instruments	(15,379)	748	(15,592)	920
Loss (gain) on foreign exchange	832	133	676	(71)
	$(14,547)	$881	$(14,916)	$849

(c)	Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view of mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.

21.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.